March 14, 2016

VIA EDGAR

Mr. Keith Gregory
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century World Mutual Funds, Inc. (the “Registrant”) (File Nos. 33-39242; 811‑06247)

Dear Mr. Gregory:

Please find below our responses to the follow up comments we discussed on March 11, 2016, regarding Post-Effective Amendment No. 67, filed on December 28, 2015, to the Registrant’s registration statement for Emerging Markets Small Cap Fund, Focused International Growth Fund, and Global Small Cap Fund (collectively, the “Funds”). For your convenience, we restated each of your comments prior to our responses.

1.	Comment: We reiterate our comment to disclose the specific criteria used by Emerging Markets Small Cap Fund to determine where the issuer of a security is located in the Item 4 disclosure.

Response: We made the requested change. See our response to Comment 2 for the disclosure.

2.
Comment: We reiterate our comment to revise the Item 4 disclosure in the Emerging Markets Small Cap Fund to provide the names of the emerging markets countries in which the fund principally invests, as opposed to all the countries in which the fund may invest.

Response: As requested, we removed the developed countries list from the Item 4 disclosure. We also revised the Item 4 and Item 9 disclosure to list the subset of emerging market countries in which the fund generally intends to focus its investments. The Principal Investment Strategies section of Item 4 now reads as follows:
The fund will invest at least 80% of its net assets in securities issued by small cap companies that are located in emerging market countries. The fund generally invests in equity securities that are denominated in foreign currencies.
The portfolio managers consider small cap companies to include companies that, at the time of purchase, have market capitalizations not greater than the larger of the market capitalization of the largest company in the MSCI Emerging Markets Small Cap Index or $5 billion. As of January 31, 2016, market capitalization of the largest company in the index was $1.9 billion.
The fund considers an emerging market country to be any country other than a developed country. However, the fund generally intends to focus its investments in the subset of emerging markets countries that comprise the MSCI Emerging Markets Small Cap Index. The countries comprising the index will change from time to time, but as of February 29, 2016 include: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. In addition, a portion of the fund’s assets may be invested in frontier market countries (emerging market countries at an earlier stage of development).

In determining where a company is located, the portfolio managers will consider various factors, including where the company is headquartered, where the company’s principal operations are located, where the company’s revenues are derived, where the principal trading market is located and the country in which the company was legally organized. The weight given to each of these factors will vary depending on the circumstances in a given case.
The portfolio managers look for equity securities of companies they believe will increase in value over time, using an investment strategy developed by the fund’s investment advisor. In implementing this strategy, the portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on economic forecasts. Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow. The portfolio managers use a variety of analytical research tools and techniques to help them buy or hold stocks of companies that meet their investment criteria and sell stocks of companies that do not. Under normal market conditions, the fund’s portfolio managers seek securities of companies whose earnings, revenues or key business fundamentals are not only growing, but growing at an accelerating pace.

3.	Comment: We reiterate our comment to include the strategy the portfolio managers use to decide when to sell securities in the Item 4 disclosure.

Response: We made the requested change. See our response to Comment 2 for the disclosure. We made a conforming change in each of the Funds.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley L. Bergus
Ashley L. Bergus
Corporate Counsel

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com